UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on November 29, 2016, reporting results for the third quarter and nine months ended September 30, 2016.

This Report on Form 6-K, except for the sections entitled "Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented" and "Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added," is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-204884), which was declared effective by the Securities and Exchange Commission on June 19, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 30, 2016	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Frontline Ltd. (the "Company" or "Frontline"), today reported unaudited results for the three and nine months ended September 30, 2016:

Highlights

•	Achieved net income attributable to the Company of $5.5 million, or $0.03 per share, for the third quarter of 2016 and $98.7 million, or $0.63 per share, for the nine months ended September 30, 2016.
•
Achieved net income attributable to the Company adjusted for certain non-cash charges of $16.6 million, or $0.11 per share, for the third quarter of 2016 and $154.7 million, or $0.99 per share, for the nine months ended September 30, 2016.

•	Announces a cash dividend of $0.10 per share for the third quarter of 2016.
•	Secured bank financing in a total amount of up to $870 million to partially finance all of the Company's newbuilding contracts.
•	Five of the six medium range tankers, which the Company agreed to sell in June 2016, were delivered to the buyer in the third quarter. The final vessel was delivered in November.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

"While the summer is typically a slower period in the tanker markets, seasonal weakness was more pronounced this year as supply disruptions, easing refinery margins and inventory drawdowns led to  reduced oil flows and a slowdown in tanker demand. In addition, the global fleet expanded as newbuilding vessels were delivered from shipyards. We believe that our performance in the third quarter against this market backdrop, further highlights Frontline's competitive position in the market and efficient operations. Frontline's low cash breakeven rates, large commercial scale, and historically successful access to capital are significant differentiators that support our leading position in the tanker market."

The average daily time charter equivalents ("TCE") earned by Frontline in the third quarter are shown below:

($ per day)	Spot and time charter		Spot		Spot Guidance	% covered	Estimated average daily BE rates
	Q3 2016	Q2 2016	Q3 2016	Q2 2016	Q4 2016		2016
VLCC	27 900	45 200	26 900	48 100	28 000	75%	21 200
SMAX	21 200	30 300	19 200	28 600	19 000	55%	17 300
LR2	23 800	24 300	20 600	22 300	16 000	60%	15 300

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"We are pleased to have secured bank financing of up to $870 million to partially finance all of the Company's 16 newbuilding contracts and the four vessels which were delivered during the third quarter.  We consider the terms achieved highly attractive, enabling us to maintain our low cash breakeven levels."

The Fleet

As of September 30, 2016, the Company's fleet consisted of 73 vessels, including newbuildings, with an aggregate capacity of approximately 14 million dwt. The Company's fleet consists of:

(i)	29 vessels owned by the Company (seven VLCCs, ten Suezmax tankers, eleven LR2 tankers and one MR tanker that the Company has agreed to sell );
(ii)	13 vessels that are under capital leases (11 VLCCs and two Suezmax tankers);
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	four vessels chartered-in for periods of 12 months including extension options (two VLCCs and two Suezmax tankers), which can be redelivered within the next 2-4 months;
(v)	one VLCC where the cost/revenue is split 50/50 with a third party;
(vi)	three MR and one LR2 product tankers that are chartered-in on short term time charters with a remaining duration of less than six months and options to extend;
(vii)	five vessels that are under the Company's commercial management (two Suezmax tankers and three Aframax oil tankers); and
(viii)	16 newbuildings, comprised of three VLCCs (excluding the four VLCC newbuilding contracts that were cancelled in October 2016), six Suezmax tankers and seven LR2 tankers.

As of September 30, 2016, the Company had entered into the following time charter-out contracts for 11 vessels:

(i)	one Suezmax built 2009 at a rate of $27,500 per day, expiry Q2 2017;
(ii)	one Suezmax built 2010 at $33,500 per day, expiry Q1 2017;
(iii)	five LR2 tankers at an average rate of $27,600, expiry Q1 2018;
(iv)	one Suezmax tanker with a base rate of $30,000 per day for the first year and $27,000 per day for the second year with a profit share arrangement, expiry Q1 2018. The agreement is index-linked;
(v)	one VLCC built 2001 at $46,750 per day, expiry Q1 2017.
(vi)	one VLCC built 2009 at $28,750 per day, expiry Q2 2017.
(vii)	one VLCC built 2001 at $28,000 per day, expiry Q3 2017.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Century. Ship Finance simultaneously sold the vessel to an unrelated third party. The Company expects the vessel to cease operating as a conventional tanker and the charter with Ship Finance will terminate in the first quarter of 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4 million for the termination of the charter. Following this termination, the number of vessels on charter from Ship Finance will be reduced to 12 vessels, including ten VLCCs and two Suezmax tankers.

Newbuilding Program

In August 2016, the Suezmax newbuilding, Front Challenger, was delivered to the Company.

In September 2016, the VLCC newbuilding, Front Duke, the Suezmax newbuilding, Front Crown, and the LR2 newbuilding, Front Altair, were delivered to the Company.

In October 2016, the Company entered into an agreement with STX Offshore & Shipbuilding Co. Ltd. ("STX") to terminate the contracts for four VLCC newbuildings due for delivery in 2017. The contracted price of these vessels was $364.3 million, of which the Company has paid installments of $45.5 million. Following the contract terminations, the Company has been released of any and all obligations relating to the contracts, and has received all installment payments made to STX, less a $0.5 million cancellation fee per vessel. The Company recorded a loss of $2.8 million relating to the contract terminations in the third quarter.

As of September 30, 2016, the Company's newbuilding program comprised three VLCCs (excluding the four cancelled STX vessels), six Suezmax tankers and seven LR2 tanker newbuildings. As of September 30, 2016, total instalments of $208.1 million had been paid in respect of these newbuildings and the remaining commitments amounted to $760.4 million with $76.3 million payable in 2016 and $684.1 million payable in 2017. All 16 vessels are expected to be delivered in 2017.

Financing Update

In November 2016, the Company secured a commitment for a senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation.

The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 15 years. This facility will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The facility is subject to final documentation.

Including this facility, Frontline has secured bank financing in a total amount of up to $870 million to partially finance all of the Company's 16 newbuilding contracts and four vessels that were delivered during the quarter.

Corporate Update

The Company announces a cash dividend for the third quarter of 2016 of $0.10 per share versus an earnings per share of $0.03 and an adjusted earnings for certain non-cash charges of $0.11 per share.

The record date for the dividend is December 15, 2016. The ex-dividend date is December 13, 2016 for shares listed on the New York Stock Exchange and December 14, 2016 for shares listed on the Oslo Stock Exchange, respectively and the dividend will be paid on or about December 22, 2016.

156,386,506 ordinary shares were outstanding as of September 30, 2016, and the weighted average number of shares outstanding for the quarter was 156,386,506.

Third Quarter and Nine Months 2016 Results

The Company generated net income attributable to the Company of $5.5 million, or $0.03 per share in the third quarter compared with net income attributable to the Company of $14.3 million, or $0.09 per share, in the previous quarter. Net income attributable to the Company adjusted for certain non-cash charges was $16.6 million, or $0.11 per share, for the third quarter of 2016. These non-cash charges consisted of a loss on the cancellation and sale of newbuildings and vessels of $2.7 million, a vessel impairment loss of $8.9 million relating to three vessels leased from Ship Finance, an impairment loss on shares of $0.3 million, a mark to market gain on derivatives of $0.9 million and a non-controlling interest expense of $0.1 million. Net income attributable to the Company in the second quarter included a vessel impairment loss of $25.5 million, an impairment loss on shares of $4.6 million, a mark to market loss on derivatives of $4.2 million and a non-controlling interest expense of $0.2 million.

Total ship operating expenses of $30.8 million in the third quarter were $1.7 million lower than the previous quarter primarily due to a $4.0 million decrease in dry docking costs (no vessels were dry docked in the third quarter compared with two vessels in the prior quarter), which was partially offset by an increase in running costs.

Contingent rental income in the third quarter relates to the charter party contracts with Ship Finance and is due to the fact that the actual profit share in the third quarter of $5.4 million was $8.8 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

The Company generated net income attributable to the Company of $98.7 million, or $0.63 per share in the nine months ended September 30, 2016 compared with net income attributable to the Company of $96.1 million, or $0.82 per share, in the nine months ended September 30, 2015. Net income attributable to the Company adjusted for certain non-cash charges was $154.7 million, or $0.99 per share, for the nine months ended September 30, 2016. These non-cash charges were a loss on the cancellation and sale of newbuildings and vessels of $2.7 million, a vessel impairment loss of $34.4 million, an impairment loss on shares of $7.2 million, a mark to market loss on derivatives of $11.4 million and a non-controlling interest expense of $0.4 million. Net income attributable to the Company in the nine months ended September 30, 2016 reflects the combined results of Frontline and Frontline 2012 while net income attributable to the Company in the nine months ended September 30, 2015 relate to Frontline 2012 only.

As of November 2016, the Company estimates that the average daily cash breakeven rates for the remainder of 2016 will be approximately $21,200, $17,300 and $15,300 for its owned and leased VLCCs, Suezmax tankers and LR2 tankers, respectively. The Company believes these rates are highly competitive.

Strategy and Market Outlook
The Company has a positive long term outlook on the tanker market, although it expects periods of market weakness as further newbuildings are delivered. There has been very limited ordering in 2016, a trend supported by the expected contraction in global shipyard capacity and the limited availability of capital to finance new orders. The Company expects these factors to lead to slippage in the current orderbook and in delivery delays.

The Company believes that any prolonged period of market weakness will lead to vessel scrapping as older vessels are increasingly difficult to operate and face more off hire and higher dry docking costs in order to pass special surveys. Additionally, oil price contango may lead to older vessels being chartered to store crude oil on a permanent basis and not return to the trading market. All factors considered the Company believes the tanker market will begin to balance as vessels are absorbed into the global fleet and older vessels retire from trading. In the meantime, the Company expects that periods of market weakness will inevitably create attractive opportunities to acquire assets at historically low prices.
The Company believes it is in a unique position to grow its operating fleet and continue to generate substantial returns to its shareholders in a strong tanker market and healthy returns in a more muted market. The Company has a long track record of doing so, and it seeks to carry on that tradition as it increases its leadership role in the market. The Company intends to continue to maintain a disciplined approach to its business which it believes will benefit its shareholders.

Conference Call and Webcast
On November 29, 2016 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

International Dial-In/UK Local	+44(0)20 3427 1912
Norway	+47 2350 0486
UK Toll Free	0800 279 4841
USA Toll Free	1877 280 1254
USA Local	+1646 254 3360
Conference ID	2357876

Presentation materials and a webcast of the conference call may be accessed on the Company's website, www.frontline.bm, under the 'Webcast' link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

Replay Access Number	2357876
International Dial-In/UK Local	+44 (0)20 3427 0598
Norway Dial-In	+47 2100 0498
USA Local	+1 347 366 9565

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 28, 2016

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2015 Jul-Sept	2016 Jul-Sept	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2016 Jan-Sept	2015 Jan-Sept	2015 Jan-Dec
107,456	157,157	Total operating revenues	576,016	304,911	458,934

32,695	(2,670)	(Loss) gain on cancellation and sale of newbuilding contracts and vessels	(2,670)	96,430	108,923

27,282	43,984	Voyage expenses and commission	111,498	79,245	109,706
-	(8,765)	Contingent rental income	(11,419)	-	-
17,826	30,811	Ship operating expenses	92,756	46,499	64,357
13,265	16,841	Charter hire expenses	51,393	30,341	43,387
-	8,939	Impairment loss on vessels and vessels under capital lease	34,419	-	-
2,550	9,413	Administrative expenses	28,300	5,336	10,582
10,470	33,432	Depreciation	106,753	29,450	52,607
71,393	134,655	Total operating expenses	413,700	190,871	280,639
68,758	19,832	Net operating income	159,646	210,470	287,218
5	76	Interest income	259	13	47
(3,291)	(14,717)	Interest expense	(42,490)	(9,314)	(17,621)
-	-	Share in results of associated companies	-	2,727	2,727
-	(319)	Impairment loss on shares	(7,233)	(1,138)	(10,507)
30	(31)	Foreign currency exchange gain (loss)	152	(27)	134
(3,710)	896	Mark to market (loss) gain on derivatives	(11,364)	(5,968)	(6,782)
76	(55)	Other non-operating items	256	4	320
61,868	5,682	Net income before income taxes and non-controlling interest	99,226	196,767	255,536
-	(73)	Income tax expense	(177)	-	(150)
61,868	5,609	Net income from continuing operations	99,049	196,767	255,386
-	-	Net loss from discontinued operations	-	(131,006)	(131,006)
61,868	5,609	Net income	99,049	65,761	124,380
-	(138)	Net (income) loss attributable to non-controlling interest	(360)	30,305	30,244
61,868	5,471	Net income attributable to the Company	98,689	96,066	154,624

0.53	0.03	Basic earnings per share attributable to the Company from continuing operations ($)	0.63	1.69	2.13
-	-	Basic loss per share attributable to the Company from discontinued operations ($)	-	(0.87)	(0.84)
0.53	0.03	Basic earnings per share attributable to the Company ($)	0.63	0.82	1.29

2015 Jul-Sept	2016 Jul-Sept	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2016 Jan-Sept	2015 Jun-Sept	2015 Jan-Dec

61,868	5,609	Net income	99,049	65,761	124,380
(3,485)	625	Unrealized (loss) gain from marketable securities	(6,569)	(5,132)	(10,720)
	319	Unrealized loss from marketable securities reclassified to statement of operations	7,233	1,138	10,507
-	(87)	Foreign exchange loss	(456)	-	(170)
(3,485)	857	Other comprehensive income (loss)	208	(3,994)	(383)
58,383	6,466	Comprehensive income	99,257	61,767	123,997

-	138	Comprehensive income (loss) attributable to non-controlling interest	360	(30,305)	(30,244)
58,383	6,328	Comprehensive income attributable to the Company	98,897	92,072	154,241
58,383	6,466	Comprehensive income	99,257	61,767	123,997

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sept 30 2016	Sept 30 2015	Dec 31 2015
ASSETS
Short term
Cash and cash equivalents	124,149	163,707	264,524
Restricted cash	2,655	3,675	368
Marketable securities	7,284	6,638	13,853
Other current assets	153,045	95,930	188,720
Long term
Newbuildings	274,246	212,764	266,233
Vessels and equipment, net	1,491,738	1,067,294	1,189,198
Vessels under capital lease, net	583,579	-	694,226
Investment in finance lease	33,417	-	40,656
Goodwill	225,273	-	225,273
Vessels held for sale	27,473	-	-
Other long-term assets	-	-	417
Total assets	2,922,859	1,550,008	2,883,468

LIABILITIES AND EQUITY
Short term liabilities
Short term debt	68,392	52,883	57,575
Current portion of obligations under capital lease	59,445	-	89,798
Other current liabilities	65,916	32,242	94,663
Sale proceeds received in advance	-	17,475	-
Long term liabilities
Long term debt	947,640	582,652	745,695
Obligations under capital lease	380,841	-	446,553
Other long-term liabilities	3,323	-	2,841
Commitments and contingencies
Equity
Frontline Ltd. equity	1,397,278	864,756	1,446,282
Non-controlling interest	24	-	61
Total equity	1,397,302	864,756	1,446,343
Total liabilities and equity	2,922,859	1,550,008	2,883,468

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2015 Jul-Sept	2016 Jul-Sept	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2016 Jan-Sept	2015 Jan-Sept	2015 Jan-Dec
		OPERATING ACTIVITIES
61,868	5,609	Net income	99,049	65,761	124,380
-	-	Net loss from discontinued operations	-	131,006	131,006
61,868	5,609	Net income from continuing operations	99,049	196,767	255,386
		Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
10,752	34,472	Depreciation and amortization of deferred charges	108,350	30,316	54,524
(32,695)	2,670	Loss (gain) on cancellation and sale of newbuilding contracts and vessels	2,670	(96,430)	(108,923)
-	-	Share of results from associated companies	-	(2,727)	(2,727)
711	(738)	Amortization of time charter contract value	(6,799)	2,111	816
-	(8,765)	Contingent rental income	(11,419)	-	-
-	8,939	Impairment loss on vessels and vessels under capital lease	34,419	-	-
-	319	Impairment loss on shares	7,233	1,138	10,507
2,923	(1,854)	Mark to market loss (gain) on derivatives	7,368	3,555	3,618
-	-	Dividends received from Avance Gas	-	4,101	4,101
40	621	Other, net	(1,673)	470	1,015
(11,400)	7,258	Change in operating assets and liabilities	13,147	(12,593)	(4,561)
-	-	Cash used in operating activities of discontinued operations	-	(6,410)	(6,410)
32,199	48,531	Net cash provided by operating activities	252,345	120,298	207,346

		INVESTING ACTIVITIES
14,576	-	Refund of newbuilding installments and interest	-	46,910	58,793
(220,889)	(206,566)	Additions to newbuildings, vessels and equipment	(544,518)	(683,845)	(786,772)
11,025	2,850	Change in restricted cash	(2,287)	32,125	35,713
-	2,357	Finance lease payments received	6,936	-	-
172,676	143,299	Proceeds from sale of vessels and equipment	143,299	398,478	456,366
-	-	Cash acquired on reverse business acquisition	-	-	87,443
-	-	Cash used in investing activities of discontinued operations	-	(310,822)	(310,822)
(22,612)	(58,060)	Net cash used in investing activities	(396,570)	(517,154)	(459,279)

		FINANCING ACTIVITIES
-	163,637	Proceeds from long-term debt	356,000	159,600	659,700
(13,373)	(106,640)	Repayment of long-term debt	(136,252)	(37,258)	(427,338)
-	-	Repayment of related party loan note	-	-	(112,687)
-	(17,313)	Repayment of capital leases	(58,310)	-	(5,491)
(485)	(4,377)	Debt fees paid	(8,581)	(485)	(485)
-	-	Lease termination receipt	-	-	3,266
-	(31,246)	Dividends paid	(148,990)	(14)	(39,228)
-	-	Payment of fractional shares on reverse share split	(17)	-	-
-	-	Cash provided by financing activities of discontinued operations	-	141,775	141,775
(13,858)	4,061	Net cash provided by (used in) financing activities	3,850	263,618	219,512

(4,271)	(5,468)	Net change in cash and cash equivalents	(140,375)	(133,238)	(32,421)
-	-	Net change in cash balances included in held for distribution	-	61,144	61,144
167,978	129,617	Cash and cash equivalents at start of period	264,524	235,801	235,801
163,707	124,149	Cash and cash equivalents at end of period	124,149	163,707	264,524

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2016 Jan-Sept	2015 Jan-Sept	2015 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	781,937,649	635,205,000	635,205,000
Treasury shares cancelled	-	-	(17,319,898)
Cancellation of shares held by the Company prior to the Merger	-	-	(34,323,000)
Effect of reverse business acquisition	-	-	198,375,547
Effect of reverse share split	(625,551,143)	-	-
Balance at end of period	156,386,506	635,205,000	781,937,649

SHARE CAPITAL
Balance at beginning of period	781,938	635,205	635,205
Treasury shares cancelled	-	-	(17,320)
Cancellation of shares held by the Company prior to the Merger	-	-	(34,323)
Effect of reverse business acquisition	-	-	198,376
Effect of reverse share split	(625,551)	-	-
Balance at end of period	156,387	635,205	781,938

TREASURY SHARES
Balance at beginning of period	-	(50,397)	(50,397)
Shares cancelled	-	-	50,397
Balance at end of period	-	(50,397)	-

ADDITIONAL PAID IN CAPITAL
Balance at end of period	109,386	382,373	382,373
Gain attributable to change in non-controlling ownership	-	27,485	27,485
Stock dividends	-	(187,784)	(187,784)
Effect of reverse business acquisition	-	-	361,441
Transfer to contributed surplus	-	-	(474,129)
Stock compensation expense	709	-	-
Payment for fractional shares on reverse share split	(17)	-	-
Balance at end of period	110,078	222,074	109,386

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	474,129	-	-
Transfer from additional paid in capital	-	-	474,129
Effect of reverse share split	625,551	-	-
Balance at beginning and end of period	1,099,680	-	474,129

OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(383)	-	-
Other comprehensive income (loss)	208	(3,994)	(383)
Balance at end of period	(175)	(3,994)	(383)

RETAINED EARNINGS
Balance at beginning of period	81,212	156,399	156,399
Net income attributable to the Company	98,689	96,066	154,624
Cash dividends	(148,593)	(14)	(39,228)
Stock dividends	-	(190,583)	(190,583)
Balance at end of period	31,308	61,868	81,212

EQUITY ATTRIBUTABLE TO THE COMPANY	1,397,278	864,756	1,446,282

NON-CONTROLLING INTEREST
Balance at beginning of period	61	323,770	323,770
Impact of sale of shares in subsidiary	-	(27,485)	(27,485)
Net income (loss) attributable to non-controlling interest	360	(30,305)	(30,244)
Dividend paid to non-controlling interest	(397)	-	-
Impact of de-consolidation	-	(265,980)	(265,980)
Balance at end of period	24	-	61
TOTAL EQUITY	1,397,302	864,756	1,446,343

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil and product tankers. The Company's ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on March 21, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015 except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2016 Jan-Sept	2015 Jan-Sept	2015 Jan-Dec

Net income from continuing operations after non-controlling interest	98,689	196,767	255,325
Net loss from discontinued operations after non-controlling interest	-	(100,701)	(100,701)
Net income attributable to the Company	98,689	96,066	154,624

(in thousands)
Weighted average number of ordinary shares	156,387	116,712	120,082

The weighted average numbers of shares outstanding have been adjusted for the reverse business acquisition of the Company by Frontline 2012 and the 1-for-5 reverse share split that was effected in February 2016.

4. IMPAIRMENT LOSS ON VESSELS

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter was terminated in July 2016. The Company agreed to a compensation payment to Ship Finance of $0.4 million for the termination of the charter and recorded an impairment loss of $7.3 million in the three months ended June 30, 2016.

In June 2016, the Company entered into an agreement to sell its six MR tankers for an aggregate sale price of $172.5 million to an unaffiliated third party. Five of the vessels were delivered by the Company during August and September 2016 and the final vessel was delivered in November. The Company recorded an impairment loss in the three months ended June 30, 2016 of $18.2 million in respect of these vessels.

In the three months ended September 30, 2016, the Company recorded an impairment loss of $8.9 million in respect of three vessels leased in from Ship Finance.

5. IMPAIRMENT LOSS ON MARKETABLE SECURITIES

An impairment loss of $2.4 million was recorded in the three months ended March 31, 2016, in respect of the mark to market loss on the Golden Ocean shares in the period that was determined to be other than temporary in view of the significant fall in rates in the Baltic Dry Index and the short to medium term prospects for the dry bulk sector.

An impairment loss of $4.6 million was recorded in the three months ended June 30, 2016 and an impairment loss of $0.3 million was recorded in the three months ended September 30, 2016 in respect of the mark to market losses on the Avance Gas shares that were determined to be other than temporary in view of the significant fall in rates and the short to medium term prospects for the LPG sector.

6. NEWBUILDINGS

In the first quarter of 2016, the Company took delivery of four LR2 tanker newbuildings, Front Ocelot, Front Cheetah, Front Cougar and Front Lynx.

The Company took delivery of the LR2 tanker newbuildings, Front Leopard and Front Jaguar, in May and June 2016, respectively.

In June 2016, the Company acquired two VLCC newbuildings under construction at Hyundai Heavy Industries at a purchase price of $84.0 million each. The VLCC newbuilding, Front Duke, was delivered to the Company in September 2016 and the other vessel is expected to be delivered in January 2017.

In August 2016, the Suezmax newbuilding, Front Challenger, was delivered to the Company.

In September 2016, the VLCC newbuilding, Front Duke, the Suezmax newbuilding, Front Crown, and the LR2 newbuilding, Front Altair, were delivered to the Company.

7. DEBT

The Company drew down $192.4 million in the nine months ended September 30, 2016 from its $466.5 million term loan facility in connection with six LR2 tanker newbuildings, which were delivered in that period.

In June 2016, the Company signed a senior unsecured loan facility of up to $275.0 million facility with an affiliate of Hemen Holding Ltd., the Company's largest shareholder. The loan will be used to partially finance the Company's current newbuilding program, partially finance potential acquisitions of newbuildings or vessels on the water and for general corporate purposes.

In August 2016, the Company signed a senior secured term loan facility in an amount of up to $328.4 million with China Exim Bank. The facility matures in 2029 and has an amortization profile of 18 years. It will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers.  The Company drew down $109.0 million in the nine months ended September 30, 2016 from this facility in connection with one LR2 tanker and two Suezmax tanker newbuildings, which were delivered in that period.

In July 2016, the Company entered into a senior secured term loan facility in an amount of up to $109.2 million with ING Bank. The facility matures on June 30, 2021 and has an amortization profile of 17 years. It will be used to partially finance the acquisition made in June 2016 of the two VLCC newbuildings and is available in two equal tranches. The Company drew down $54.6 million in the nine months ended September 30, 2016 from this facility in connection with the VLCC newbuilding that was delivered in that period.

In August 2016, Frontline secured a commitment for a senior secured term loan facility in an amount of up to $110.5 million with Credit Suisse. The facility matures in 2022 and has an amortization profile of 18 years. The facility will be used to partially finance two of our existing VLCC newbuilding contracts or the acquisition of two similar VLCCs. The financing is subject to final documentation.

The Company has recorded debt issuance costs (i.e. deferred charges) of $10.2 million at September 30, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-30 and has applied this on a retrospective basis to all prior periods presented.

8. SHARE CAPITAL

As at December 31, 2015, the authorized share capital of the Company was $1,000,000,000 divided into 1,000,000,000 shares of a par value of $1.00 each, of which 781,937,649 shares had been issued and fully paid. A resolution was approved at the Company's Special Meeting of Shareholders on January 29, 2016 to effect a capital reorganization, with effect from February 3, 2016, for a 1-for-5 reverse stock split of the Company's ordinary shares and to reduce the Company's authorized share capital to $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 156,386,506 shares of $1.00 par value each are in issue and fully paid or credited as fully paid. Share capital amounts in the balance sheet as of December 31, 2015 have not been restated for the 1-for-5 reverse share split.

The Company had an issued share capital at September 30, 2016 of $156,386,506 divided into 156,386,506 ordinary shares (December 31, 2015: $156,386,506 divided into 156,386,506 ordinary shares taking into account the 1-for-5 reverse stock split that was effected in February 2016).

9. RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of the Company's principal shareholder. The Company leased thirteen of its vessels from Ship Finance at September 30, 2016 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the nine months ended September 30, 2016 was $44.1 million, which was $11.4 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the merger with Frontline 2012.

In May 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998-built VLCC Front Vanguard. The charter with Ship Finance terminated in July 2016. Frontline agreed a compensation payment to Ship Finance of $0.4 million for the termination of the charter.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

10. COMMITMENTS AND CONTINGENCIES

As of September 30, 2016, the Company's newbuilding program comprised three VLCCs (excluding the four cancelled STX vessels), six Suezmax tankers and seven LR2 tanker newbuildings. As of September 30, 2016, total instalments of $208.1 million had been paid in respect of these newbuildings and the remaining commitments amounted to $760.4 million with $76.3 million payable in 2016 and $684.1 million payable in 2017. All 16 vessels are expected to be delivered in 2017.

11. SUBSEQUENT EVENTS

In October 2016, the Company entered into an agreement with STX to terminate the contracts for four VLCC newbuildings due for delivery in 2017. The contracted price of these vessels was $364.3 million, of which the Company has paid installments of $45.5 million. Following the contract terminations, the Company has been released of any and all obligations relating to the contracts, and has received all installment payments made to STX, less a $0.5 million cancellation fee per vessel. The Company recorded a loss of $2.8 million related to the contract terminations in the third quarter.

In November 2016, the Company agreed with Ship Finance to terminate the long term charter for the 1998 built VLCC Front Century. Ship Finance simultaneously sold the vessel to an unrelated third party. The Company expects the vessel to cease operating as a conventional tanker and the charter with Ship Finance will terminate in the first quarter of 2017. The Company has agreed a compensation payment to Ship Finance of approximately $4 million for the termination of the current charter. Following this termination, the number of vessels on charter from Ship Finance will be reduced to 12 vessels, including 10 VLCCs and two Suezmax tankers.

In November 2016, the Company announced a cash dividend of $0.10 per share for the third quarter of 2016.

In November 2016, the Company secured a commitment for a senior secured term loan facility in an amount of up to $321.6 million. The facility will be provided by China Exim Bank and will be insured by China Export and Credit Insurance Corporation. The facility matures in 2033, carries an interest rate of LIBOR plus a margin in line with Frontline's existing loan facilities and has an amortization profile of 15 years. The facility will be used to partially finance eight of our newbuildings and will be secured by four Suezmax tankers and four LR2 tankers. The facility is subject to final documentation.